NEWS RELEASE

Birch Mountain Announces Closing of Private Placement

CALGARY, December 19, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that it has completed the previously announced private placement of 4,000,000 common shares issued on a flow-through basis at a price of $0.50 per share for gross proceeds of $2,000,000. The securities issued are subject to a hold period under applicable securities law until April 20, 2004.

Acumen Capital Finance Partners Limited acted as agent on the offering.

The proceeds from the private placement will be used to fund expenditures related to Birch Mountain's Fort McMurray limestone project. The work will include an infill drill program, bulk samples for pilot-scale kiln testing, plus geotechnical, archaeological and biophysical surveys are planned for the expanded project area. Birch Mountain is on track to file an application and Environmental Impact Assessment for regulatory approval of the quarry in the first quarter of 2004.

Birch Mountain advises that it's new office address, effective January 1, 2004, is Suite 300, 250 Sixth Avenue SW, Calgary, Alberta, Canada, T2P 3H7. Telephone and fax numbers remain unchanged at 403.262.1838 and 403.263.9888, respectively.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838     Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.